June 19, 2019

Ivan Shi
Chief Financial Officer
uCloudlink Group Inc.
Room 2118-2119, 21/F, One Pacific Centre
414 Kwun Tong Road, Kwun Ton
Kowloon, Hong Kong

       Re: uCloudlink Group Inc.
           Draft Registration Statement on Form F-1
           Submitted May 24, 2019
           CIK No. 0001775898

Dear Mr. Shi:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form F-1 filed May 24, 2019

Prospectus Summary, page 1

1.     Disclose the expected release date for uCloudlink 3.0.
2. Please revise your organizational chart on page 8 to identify the affiliates who are equity owners of your VIEs. Also you should include a post-offering chart that reflects the anticipated percentage ownership of public shareholders and affiliates following completion of the offering.
 Ivan Shi
FirstName LastNameIvan Shi
uCloudlink Group Inc.
Comapany NameuCloudlink Group Inc.
June 19, 2019
June 19, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
We will incur increased costs as a result of being a public company, page 62

3. Please provide an estimate of the increased costs you will incur as a result of becoming a public company.
Use of Proceeds, page 65

4. Please provide an estimate of the dollar amount of proceeds that will be immediately available for investment in operations (including research and development) within the
         PRC based upon applicable PRC government restrictions.
Key Components of Results of Operations, page 83

5. You state that user subsidies are included in cost of revenues. Please explain what is included in user subsidies and how you account for them. Refer to your basis in accounting literature.
6. We note your statement that, "We actively develop strategic partnerships with leading smartphone companies to increase the number of GlocalMe Inside-enabled smartphones.
         Although we do not directly sell any hardware in connection with GlocalMe Inside, we will enjoy increasing data revenue streams from the growing base of GlocalMe Inside handsets." Please explain your strategic partnership with the smartphone companies as it relates to GlocalMe Inside. Disclose the terms of your strategic partnership agreements, including if there are any incentives, profit sharing, and / or other subsidies provided. Tell us how you account for these partnership agreements.
Results of Operations
General and administrative expenses, page 88

7. You state that general and administrative expenses included an increase of US$1.0 million in sample fees. Tell us what are "sample fees" and what is included in this type of expense.
Liquidity and Capital Resources, page 89

8. We note your statement that you, "believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months."
          Expand your liquidity discussion to include long-term sources of, and needs for, capital.
         We refer to Instruction to Item 303(a) of Regulation S-K.
Our Market Opportunity, page 98

9. Please define your "total addressable market," and clarify the extent to which, for example, the CAGR of the entire IoT industry market is relevant to the company's current
 Ivan Shi
FirstName LastNameIvan Shi
uCloudlink Group Inc.
Comapany NameuCloudlink Group Inc.
June 19, 2019
June 19, 2019 Page 3
Page 3
FirstName LastName
         business plan. Similarly, clarify why you believe the successes of "user-based sharing models" in unrelated industries are relevant to your marketing potential.
10. Please clarify why you consider the U.S. and the U.K to be key markets.
Regulations Related to Internet Information Security and Privacy Protection, page 147

11. Please discuss how the Regulation on the Internet Security Supervision and Inspection by
         Public Security Organs, effective November 1, 2018 materially impacts your operations.
2. Summary of Significant Accounting Policies
General, page F-14

12. We note that your technology team had a total of 418 personnel, primarily focusing on a variety of tasks including software development as well as your disclosure that you have copyrights to 27 developed software programs and 33 active patents. Please include your accounting policy for software development costs in your Summary of Significant
         Accounting Polices footnote, if material.
13. We note your disclosure on page 132 which states, "After reserving the terminals with deposits, users may pick up and return the terminals at airports, convenience stores, or via courier services. We typically charge users a daily service fee that includes unlimited data usage in that day. The price of the daily service fee depends on the countries and regions the users plan to visit. In 2018, we fulfilled over 2.6 million reservations of portable Wi-Fi terminals through Roamingman brand, and accumulated a total of approximately 19.8 million usage days with our terminals." In this regard tell us if these arrangements are leases or have a lease component. Disclose how you determined the performance obligation(s) as they relate to these types of arrangements. Refer to your basis in accounting literature.
2.3 Consolidation, page F-14

14. We note your disclosure on page F-16 which states, "Unrecognized revenue-producing assets held by the VIEs include certain internet value added services provision and other licenses. The internet value added services provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of internet businesses in the
         PRC, and therefore are integral to the Groups operations. The internet content provision licenses require that core PRC trademark registrations and domain names are held by the
         VIEs that provide the relevant services." Please explain your disclosure. It is not clear to us why revenue producing assets would not be recognized in your financial statements.
Revenue Recognition
Data Connectivity Services, page F-18

15. We note your disclosure that you have determined that you are the principal and you view the users as your customers. You further disclose that your company "controls the
 Ivan Shi
uCloudlink Group Inc.
June 19, 2019
Page 4
      data before the data connectivity service is provided to users. [Your] control is evidenced by the inventory risk borne by the Group and the Group's ability to direct the use of the data..." Please expand your disclosure to describe how you purchase and direct the use of the data, obtained from your suppliers, and subsequently made available to customers.
      Refer to ASC 606-10-55 37 through 38. Please also tell us how you account for the related data obtained from your data traffic suppliers including any material contractual obligations incurred.
16. We note your statement on page F-17 that you generate data service fees from sales of
      "data to business partners." You further state that you view users as your customers.
      These two statements appear to contradict each other. Please clarify and state whether your business partners or the end users are your customers. Explain your relationship(s)
      with your business partners and how you account for these relationship(s). Disclose your basis for determining your customer.
General

17. We note references to third-party market and industry data throughout your prospectus, in particular to a report by Frost & Sullivan which you state was commissioned by you.
      Please provide us with copies of all such materials that support third-party statements, clearly cross-referencing each such statement in your document with the corresponding supporting material.
18. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.


        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Inessa
Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney
Adviser, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.



                                                            Sincerely,
FirstName LastNameIvan Shi
                                                            Division of
Corporation Finance
Comapany NameuCloudlink Group Inc.
                                                            Office of
Telecommunications
June 19, 2019 Page 4
cc:       Z. Julie Gao
FirstName LastName